FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of November 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X       Form 40-F
                                   ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                    ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Agreement on Purchase of the Bulgarian Distribution Companies

Today, CEZ, a. s., signed the agreement on purchase of the distribution companies in Western Bulgaria.

It concerns:
67% of the registered capital of the distribution company in the city of Sofia 67% of the registered capital of the distribution company located in the Sofia district 67% of the registered capital of the distribution company located in Pleven

The overall registered capital of this group of companies is BGN 5.283 million. This approximately equals CZK 88.226 million.

The western group has some 1.9 million customers. Currently, the CEZ Group has approximately 3.4 million customers. The overall annual volume of the electricity supplied by this group is some 7.6 TWh

This biggest foreign investment in the history of the Czech Republic is in the amount of EURO 281.5 million (nearly 9 billion crowns).

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)

Date: November 19, 2004

                                       By: /s/ Libuse Latalova
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                                            Libuse Latalova
                                            Head of Finance
                                            Administration